Exhibit 99.3

Chief Executive Officer’s and Chief Financial Officer’s Sec. 906 Certification

          The certification set forth below is being submitted in connection with the annual report on Form 20-F/A of Empresa Nacional de Electricidad S.A. (the “Report”) for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

          Héctor López, the Chief Executive Officer and Alejandro González Dale, the Chief Financial Officer of Empresa Nacional de Electricidad S.A., each certifies that, to the best of their knowledge:

          1.     the Report fully complies with the requirements of Section 13(a) or 5(d) of the Exchange Act; and

          2.     the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Empresa Nacional de Electricidad S.A.

Date: February 25, 2004

By:	/s/ Hector López

	Name:	Hector López
	Title:	Chief Executive Officer

By:	/s/ Alejandro González Dale

	Name:	Alejandro González Dale
	Title:	Chief Financial Officer